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April 17, 2017

BY HAND AND EDGAR

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.

Registration Statement on Form F-1

Filed April 3, 2017

File No. 333-217100

Dear Ms. Yale:

On behalf of Zymeworks Inc. (the “Company”), enclosed is a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on April 3, 2017.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 7, 2017 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Amendment.

Licensed as foreign legal consultants

Jurisdiction of primary qualification: New York

Dorman Yale

Securities and Exchange Commission

April 17, 2017

Risk Factors

U.S. civil liabilities may not be enforceable…., page 58

1.	We refer to your new statement that discusses your organizational documents’ requirement that the Supreme Court of British Columbia be the sole and exclusive forum for certain actions brought against you, your directors and/or officers unless you otherwise consent. Please expand this disclosure to highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

The Company has revised its disclosure on page 58 of the Amendment in response to the Staff’s comment.

ZW33: Anti-HER2 Biparatopic Bispecific Azymetric ADC, page 129

2.	We refer to your statements on page 132 that you expect to submit an IND for ZW33 in the first quarter of 2017. However, we note that your website currently states that you anticipate filing this IND in the second half of 2017. Please update your registration statement disclosure.

The Company has revised its disclosure on page 133 of the Amendment in response to the Staff’s comment.

Dorman Yale

Securities and Exchange Commission

April 17, 2017

*        *        *         *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	Erin Jaskot, Securities and Exchange Commission

Suzanne Hayes, Securities and Exchange Commission

Ibolya Ignat, Securities and Exchange Commission

Jim B. Rosenberg, Securities and Exchange Commission

Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.

Neil Klompas, Chief Financial Officer, Zymeworks Inc.

Charles S. Kim, Cooley LLP

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